August 5, 2022	Bella Zaslavsky
Bella.Zaslavsky@klgates.com

T +1 617 951 9054
F +1 617 261 3175

Inessa Kessman
Senior Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	ACM Research, Inc. Form 10-K for Fiscal Year Ended December 31, 2021 Form 10-Q for Fiscal Quarter Ended March 31, 2022 File No. 001-38271

Dear Ms. Kessman:

We are submitting this letter on behalf of ACM Research, Inc. (the “Company”), to the staff of the Securities and Exchange Commission (the “Staff”) in response to the Staff’s letter dated July 12, 2022 (the “July 12 Letter”) regarding the Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022 filed by the Company. We are in the process of preparing our responses to the Staff’s comments set forth in the July 12 Letter.

We hereby respectfully request an additional extension of the period of time for us to respond to the Staff’s comments set forth in the July 12 Letter.  The Company is in the process of preparing its response while also utilizing the same resources, including members of management, to timely file the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 by August 9, 2022. As such, we would greatly appreciate the Staff’s agreement to extend the time for us to respond by an additional 5 business days, to August 16, 2022, so the Company can devote appropriate resources and time to consider the Staff’s comments and complete its responses, including consulting with the Company’s former and current independent registered public accounting firms.

Any questions or notifications with respect to this request should be directed to me by e-mail at Bella.Zaslavsky@klgates.com or telephone at +1 (617) 951-9054.

Sincerely,

Bella Zaslavsky

K&L GATES LLP
STATE STREET FINANCIAL CENTER   ONE LINCOLN STREET   BOSTON   MA 02111
T +1 617 951-9054  F +1 617 261 3175  klgates.com